SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 27 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

July 27, 2010

BP SETS OUT GULF OF MEXICO COSTS, FURTHER ASSET SALES AND STRONG OPERATING PERFORMANCE

BP announced today that it has taken a pre-tax charge of $32.2 billion for the Gulf of Mexico oil spill, including the $20 billion escrow compensation fund previously announced.

The company will also tell analysts later today that it plans to sell assets for up to $30 billion over the next 18 months, primarily in the upstream business, and selected on the basis that they are worth more to other companies than to BP. This portfolio high grading will leave the company with a smaller but higher quality Exploration & Production business.

Meanwhile BP continues to access new business opportunities, with new agreements in Azerbaijan, Egypt, China and Indonesia announced since the end of the first quarter.

The company said it was taking a prudent approach to managing the balance sheet and its financial liquidity, in order to ensure that BP has the flexibility to meet all of its future financial obligations. As a result it plans to reduce its net debt level down to a range of $10-$15 billion within the next 18 months, compared to net debt of $23 billion at the end of June. Group capital spending for 2010 and 2011 will be about $18 billion a year, in line with previous forecasts.

"With the leak now capped we have reached a significant milestone," said Tony Hayward, group chief executive. "This provides a firm basis for moving forward to reshape the company. By disposing of assets worth more to others than to BP we can better align our strategic footprint with our global strengths."

In reporting second quarter results, BP revealed that it is taking a charge of $32.2 billion to reflect the impact of the Gulf of Mexico oil spill, including costs to date of $2.9 billion for the response and a charge of $29.3 billion for future costs, including the funding of the $20 billion escrow fund.

"We expect we will pay the substantial majority of the remaining direct spill response costs by the end of the year. Other costs are likely to be spread over a number of years, including any fines and penalties, longer-term remediation, compensation and litigation costs," Hayward said.

The company revealed the charge as it announced a headline replacement cost loss for the quarter of $17 billion. After adjusting for all non-operating items and fair value accounting effects, second-quarter underlying replacement cost profit was $5 billion compared to $2.9 billion in the second quarter of 2009.

"The costs and charges involved in meeting our commitments in responding to the Gulf of Mexico oil spill are very significant and this $17 billion reported loss reflects that. However outside the Gulf it is very encouraging that BP's global business has delivered another strong underlying performance, which means that the company is in robust shape to meet its responsibilities in dealing with the human tragedy and oil spill in the Gulf of Mexico," Hayward said.

Higher prices for oil and gas made up for slightly lower output and a loss in gas marketing and trading in Exploration & Production, while Refining & Marketing reported increased profits as a result of strong performance in the fuels value chains and the lubricants and petrochemicals businesses.

In Refining & Marketing the company continues to expect an annualised pre-tax performance improvement of over $2 billion, to be achieved over the next two to three years. BP's underlying second quarter downstream result was the strongest since Q2 2006, when refining margins were more than double current levels, with the US business returning to profitability for the first time in over a year.

The company also gave more details of the strong financial position in which it faces its responsibilities. Second-quarter operating cash flow, excluding Gulf of Mexico oil spill costs, was $8.9 billion, up 31 per cent compared with the same quarter last year.

This higher operating cash flow enabled the group to reduce its net debt by $2.9 billion in the first half, despite payments being made in respect of the Gulf of Mexico oil spill. In addition, the company has lined up substantial additional bank borrowing facilities, all of which remain undrawn, has reduced cash outflow in 2010 by reducing capex and by cancelling the payment of further dividends this year, as previously announced.

"We remain confident in our ability to meet our obligations to those on the Gulf Coast of the
United States, other impacted parties and all our stakeholders," said BP Chairman Carl-Henric Svanberg. "Our shareholders have not received any dividends since the spill occurred. As we said last month, the Board remains strongly committed to the payment of future dividends and delivering long term value to shareholders. The Board will consider its position on future dividend payments at the time of issuance of the fourth quarter 2010 results in February 2011."

Media enquiries:

BP Press Office London: +44 20 7496 4076

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  27 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary